Exhibit 99.33

Pharmaceuticals Inc.

April 1, 2014

Re:	Aurinia Pharmaceuticals Inc. (the “Company”)

Amended 2013 Annual Consolidated Financial Statements

The Table in Note 5b to the Annual Consolidated Financial Statements for the year ended December 31, 2013 has been amended to correct certain typographical errors. The financial position of the Company at December 31, 2013 and results of operations for the year ended December 31, 2013 were not affected by these corrections.

Should you have any questions, please contact Dennis Bourgeault.

Yours truly,

Signed:	“Dennis Bourgeault”

Name:	Dennis Bourgeault
Title:	Chief Financial Officer

VICTORIA OFFICE	EDMONTON OFFICE

#1203 – 4464 Markham Street Victoria, BC | V8Z 7X8 | CANADA	5120- 75TH Street Edmonton, AB | T6E 6W2 | CANADA

www.auriniapharma.com